TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
March 29, 2017

Manulife appoints Roy Gori as President

Toronto – Manulife today announced that Roy Gori, currently Senior Executive Vice President and General Manager of Manulife's Asia Division, has been appointed the company's President, effective June 5. Mr. Gori will have responsibility for Manulife's global operating businesses, reporting to Chief Executive Officer Donald Guloien.
Mr. Gori will assume leadership of Manulife's Canadian, U.S. and Investment operations, in addition to Asia. He will also be responsible for developing and executing Manulife's business strategy. Mr. Gori, who is currently based in Hong Kong, will relocate to Toronto. These changes are subject to immigration approvals.
"Roy is an enormously capable leader, an innovator and agent of change, and is very committed to customer centricity," Mr. Guloien said. "I am simply delighted Roy is taking on this significant role, leveraging his talent, expertise and collaborative instinct across all of our businesses, and very excited about the impact he will have on Manulife's future."
"Roy's leadership and energy have had a lasting and highly positive effect on Manulife's business in Asia," said Richard DeWolfe, Chairman of the Board. "With this appointment, the Board is confident that he will make numerous contributions across all of Manulife's operations, play a critical role in driving and executing on our strategic plan and create substantial value for our stakeholders."
Reporting directly to Mr. Gori will be Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division; Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division; the next Senior Executive Vice President and General Manager, Asia Division, once appointed; and Warren Thomson, Senior Executive Vice President and Chief Investment Officer. Linda Mantia, Senior Executive Vice President and Chief Operating Officer, will report to Mr. Gori on Corporate Strategy and continue to report to Mr. Guloien on all of her other areas of responsibility.
"I'm excited to take on this opportunity, and to play a role in shaping Manulife's businesses around the world at a time of rapid and significant change," Mr. Gori said. "Our people, strategy and corporate purpose are aligned to help people achieve their dreams and aspirations, and to create an exceptional customer experience. We are confident that by going above and beyond for our customers, we will be able to deliver strong results and significant shareholder value."
Mr. Gori joined Manulife from Citi in early 2015, where he served as Head of Consumer Banking, North Asia and Australia, and Regional Head of Retail Banking, Asia Pacific, which included responsibility for Citi's insurance and wealth management businesses.

He has worked and lived in Sydney, Singapore, Thailand and Hong Kong. He has an Economics and Finance degree from the University of New South Wales and an MBA from the University of Technology, Sydney. He is married with three children.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. At the end of 2016, we had $977 billion (US$728 billion) in assets under management and administration, and in the previous 12 months we made almost $26 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

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